中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Our Ref : BS(2006)117(JL) File No.82-34675

25 April 2006

06012910

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

RECEIVED
2006 MAY -1 A 7:31
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Corporate Substantial Shareholder Notices filed by the following companies with the Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance in Hong Kong in relation to the change in their respective shareholding in the Company for your attention:

1. Central SAFE Investments Limited
2. Bank of China Limited
3. BOC Hong Kong (Group) Limited
4. BOC Hong Kong (BVI) Limited

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

..../ page 2

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700

File No. 82–34675

表格 2

內部編號：CS5-002

法團大股東通知

依據《證券及期貨條例》(第571章)第XV部第324條作出通知

本表格供作出以下通知的法團使用：

(i) 首次取得上市法團 5% 或以上的股份的權益（即首次成爲大股東）；
(ii) 其在該等股份的權益或就該等股份所持有的淡倉的百分率水平或性質出現變動；及
(iii) 不再持有該 5% 的股份權益（只需填寫方格1至19及27）。

本表格必須根據表格2註釋內的指令及指示填寫。

1. 上市法團的名稱 中銀香港 (控股) 有限公司		
2. 股份編號	2388	**4. 該類別的已發行股份的數目** 10,572,780,266
3. 股份類別	普通股	

5. 大股東的名稱 中央匯金投資有限責任公司	**8. 商業登記號碼** 不適用	
	9. 法團註冊的地點 中華人民共和國	法團註冊證書號碼 不適用
6. 註冊辦事處 中國北京市西城區金融大街23號平安大廈	**10. 聯絡人** 李笑明 / Jacqueline Lee	
	11. 日間聯絡電話號碼 86 10 5839 9003 / 852 2826 6150	**12. 電郵地址** Lixm@china-safe-inv.com
7. 香港主要營業地點 不適用	**13. 在哪一家交易所上市** 不適用	
	14. 上市母公司的名稱及該母公司在哪一家交易所上市 不適用	

15. 有關事件的日期

19	04	2006
（日）	（月）	（年）

16. 大股東知悉有關事件／股份權益的日期 (如在有關事件的日期之後)

（日）	（月）	（年）

17. 有關事件的詳情

	切合有關情況的有關事件代號（見表1）	切合以前／現時持有股份的身分的代號（見表2）		買／賣或涉及的股份數目	交易的貨幣	場內		場外	
		有關事件之前	有關事件之後			每股的最高價	每股的平均價	每股的平均代價	代價代號（見表3）
好倉	115	205	205	8,032,145	註解 1				
淡倉									

註解1:根據中國銀行股份改革,中央匯金投資有限責任公司代表國家通過其在中國銀行的權益成爲中銀香港 (控股) 有限公司大股東

18. 緊接在有關事件之前的股份總數

	股份總數	百分率數字 (%)
好倉	6,974,414,229	65.97%
淡倉		
可供借出的股份		

19. 緊接在有關事件之後的股份總數

	股份總數	百分率數字 (%)
好倉	6,966,382,084	65.89
淡倉		
可供借出的股份		

20. 以何種身分持有方格19所披露的權益

切合身分的代號(見表2)	股份數目	
	好倉	淡倉
205	6,966,382,084	

21. 有關衍生權益的進一步資料

切合有關衍生工具的代號 (見表4)	股份數目	
	好倉	淡倉
403	580,000	

22. 有關大股東所控制的法團的權益的進一步資料

受控法團的名稱	地址及註冊成立地點	控權股東的姓名或名稱	控制百分率%	直接權益 (Y/N)	股份數目	
					好倉	淡倉
中國銀行股份有限公司	中國北京復興門內大街1號 (中國)	中央匯金投資有限責任公司	79.90	N	6,966,382,084	
中銀香港 (集團) 有限公司	香港中環花園道1號中銀大廈52樓 (香港)	中國銀行股份有限公司	100.00	N	6,955,196,375	
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	中銀香港 (集團) 有限公司	100.00	Y	6,954,629,006	
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	中銀香港 (集團) 有限公司	100.00	N	567,369	
華僑商業有限公司 (股東自動清盤中)	香港中環夏愨道10號和記大廈17樓 (香港)	BOC HONG KONG (BVI) LIMITED	93.64	Y	567,369	
中銀集團保險有限公司	香港中環德輔道中71號永安集團大廈9樓 (香港)	中國銀行股份有限公司	100.00	Y	5,700,000	
中銀國際控股有限公司	香港中環花園道1號中銀大廈26樓 （香港）	中國銀行股份有限公司	100.00	N	5,485,709	
BOCI FINANCIAL PRODUCTS LIMITED	325 WATERFRONT DRIVE, OMAR HODGE BUILDING 2ND FLOOR, WICKHAMS CAY, ROAD TOWN, TORTOLA, BVI (BVI)	中銀國際控股有限公司	100.00	Y	5,485,709	

23. 有關由大股東與另一人共同持有的權益的進一步資料

聯合股東的姓名或名稱	地址	股份數目	
		好倉	淡倉
不適用			

24. 來自受託人、信託受益人、或酌情信託的成立人的進一步資料

信託的名稱	地址	身分代號 (見表5)	股份數目	
			好倉	淡倉
不適用				

25. 來自第317條所指的協議的一方的進一步資料（關於所需的進一步資料，請參閱註釋）

其他方的姓名或名稱	地址	股份數目
不適用		
根據第317及318條，大股東持有權益的股份總數		

26. 大股東或其董事慣於按照其指令行事的人士的詳情

姓名	地址	關係代號 (見表 6)	百分率 (%)

27. 將本表格2送交存檔的日期

24	04	2006
（日）	（月）	（年）

28. 連續頁的張數 0

29. 附頁的張數 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);
(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and
(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED		
2. Stock code	2388	**4. Number of issued shares in class** 10,572,780,266
3. Class of shares	ORDINARY SHARES	

5. Name of substantial shareholder BANK OF CHINA LIMITED	**8. Business registration number** 1000001000134	
	9. Place of incorporation PRC	Certificate of Incorporation No. N/A
6. Registered office 1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 2826 6150	**12. e-mail address** jacquelinelee@bochk.com
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

19	04	2006
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205	205	8,032,145	HKD				
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,974,414,229	65.97
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,966,382,084	65.89
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	6,966,382,084	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
403	580,000	

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
BOC HONG KONG (GROUP) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA LIMITED	100.00	N	6,955,196,375	
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	Y	6,954,629,006	
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	N	567,369	
HUA CHIAO COMMERCIAL LIMITED (in members' voluntary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG (HONG KONG)	BOC HONG KONG (BVI) LIMITED	93.64	Y	567,369	
BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA LIMITED	100.00	Y	5,700,000	
BOC INTERNATIONAL HOLDINGS LIMITED	26/F,BANK OF CHINA TOWER,1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA LIMITED	100.00	N	5,485,709	
BOCI FINANCIAL PRODUCTS LIMITED	325 WATERFRONT DRIVE, OMAR HODGE BUILDING, 2ND FLOOR , WICKHAMS CAY, ROAD TOWN, TORTOLA, BVI (BVI)	BOC INTERNATIONAL HOLDINGS LIMITED	100.00	Y	5,485,709	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)

27. Date of filing this Form 2

24	04	2006
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED		
2. Stock code	2388	**4. Number of issued shares in class** 10,572,780,266
3. Class of shares	ORDINARY SHARES	

5. Name of substantial shareholder BOC HONG KONG (GROUP) LIMITED	**8. Business registration number** 32086268-000	
	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 770010
6. Registered office 52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 2826 6150	**12. e-mail address** jacquelinelee@bochk.com
7. Principal place of business in Hong Kong AS ABOVE	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

19	04	2006
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	205	205	3,777,550					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,958,973,925	65.82
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,955,196,375	65.78
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
205	6,955,196,375	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	Y	6,954,629,006	
BOC HONG KONG (BVI) LIMITED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	N	567,369	
HUA CHIAO COMMERCIAL LIMITED (in members' voluntary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG (HONG KONG)	BOC HONG KONG (BVI) LIMITED	93.64	Y	567,369	

23. **Further information in relation to interests held by substantial shareholder jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

24. **Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A				

25. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. **Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act**

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BANK OF CHINA LIMITED	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	601	100.00
CENTRAL SAFE INVESTMENTS LTD	PINGAN BUILDING, 23 JINRONG STREET, XICHENG DISTRICT, BEIJING 100032, PRC	603	79.90

27. *Date of filing this Form 2*

24	04	2006
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0

File No. 82-34675

Internal Ref. No.: CS3-007

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

1. Name of listed corporation BOC HONG KONG (HOLDINGS) LIMITED	
2. Stock code 2388 **3. Class of shares** ORDINARY SHARES	**4. Number of issued shares in class** 10,572,780,266

5. Name of substantial shareholder BOC HONG KONG (BVI) LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation BVI	Certificate of Incorporation No. 461335
6. Registered office P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 2826 6150	**12. e-mail address** jacquelinelee@bochk.com
7. Principal place of business in Hong Kong N/A	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

15. Date of relevant event

19	04	2006
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

17. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	115	201	201	3,777,550					
Short position									

18. Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,958,973,925	65.82
Short position		
Lending pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,955,196,375	65.78
Short position		
Lending pool		

20. Capacity in which interests disclosed in Box 19 are held

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
201	6,954,629,006	
205	567,369	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

22. Further information in relation to interests of corporations controlled by substantial shareholder

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
HUA CHIAO COMMERCIAL LIMITED (in members' voluntary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG (HONG KONG)	BOC HONG KONG (BVI) LIMITED	93.64	Y	567,369	

23. Further information in relation to interests held by substantial shareholder jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position
N/A			

24. Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
N/A				

25. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
N/A		
Total number of shares in which substantial shareholder is interested under section 317 and 318		

26. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

Names	Address	Relationship Code (see Table 6)	Percentage (%)
BOC HONG KONG (GROUP) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	601	100.00
BANK OF CHINA LIMITED	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	602	100.00
CENTRAL SAFE INVESTMENTS LTD	PINGAN BUILDING, 23 JINRONG STREET, XICHENG DISTRICT, BEIJING 100032, PRC	603	79.90

27. Date of filing this Form 2

24	04	2006
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0